

August 8, 2012

Via E-mail
Ms. Cynthia Y. Valko
Chief Executive Officer
Global Indemnity plc
Arthur Cox Building
Earlsfort Terrace
Dublin 2, Ireland

> **Re:** **Global Indemnity plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 001-34809**

Dear Ms. Valko:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. We note that throughout your filing you provide information primarily by your insurance and reinsurance segments. For example you provide quantitative information such as gross and net premiums written, net premiums earned, income or loss from underwriting, loss ratio, expense ratio and combined ratio as well as qualitative information related to these measures on a segmental basis. Please consider also providing information by material product lines or groups of similar or related product lines in future periodic reports and advise us as to your conclusions. Tell us what specific information you could provide on a product line basis or product line group basis. In responding to this comment please consider and address the

extent to which information by product line or product line groups may be material to investors and how you have organized and conduct your business operations. In that regard we note that the transcript of your earnings call for the fiscal year ended December 31, 2011 indicates substantial interest in how the various product lines you offer affected your financial results for fiscal 2011.

Exhibits

2. The disclosure in your definitive proxy statement for your 2012 Annual General Meeting of Shareholders indicates that you have entered into employment agreements with Ms. Valco and Messrs. Lebens and Devlin. Please amend your 10-k to file these agreements as exhibits.

Financial Statements
Note 10 Income Taxes, page 123

3. You disclose current foreign and U.S. federal income tax expense (benefit) of $2.6 million, $5.4 million and $(5.3) million in 2011, 2010 and 2009, respectively. Provide us with proposed disclosure to be included in future periodic reports that shows current income tax expense (benefit) of foreign and U.S. federal separately in accordance with Rule 4-08(h) of Regulation S-X. If foreign current income tax expense is less than 5% of total current income tax expense for all periods, disclose that fact.

Note 11 Liability for Unpaid Losses and Loss Adjustment Expenses, page 126

4. When explaining increases and decreases in prior year loss reserves you aggregate multiple loss years. For example, for 2011 professional liability you state "The $4.4 million increase primarily related to our Insurance Operations and consisted of increases of $19.0 million related to accident years 1998, 2009 and 2010, offset partially by decreases of $13.2 million related to all other accident years." Provide us with proposed disclosure to be included in future periodic reports that disaggregates all increases and decreases discussed by accident year or tell us why you do not believe additional disclosure is warranted. Ensure your disclosure also explains the underlying cause of the change, and that it clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required. Explain, for example, why you reduced general liability reserves for the 2009 accident year in 2010 and then increased reserves for the 2009 accident year in 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Note 7 Income Taxes, page 24

5. Regarding the tax rate reconciliation, explain in proposed disclosure to be included in future periodic reports why the line item "effective tax rate adjustment" results in a reduction of $2.6 million in 2012 as compared to an increase of $1.5 million in 2011. Explain why the

effective tax rate in 2012 is a 33.2% benefit on income before tax when your effective tax (benefit) rates in 2011, 2010, and 2009 were (5.6%), 9.5%, and 5.8%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Nandini Acharaya, Attorney Advisor, at (202) 551-3495 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comments one and two. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Joel Parker for

Jim B. Rosenberg
Senior Assistant Chief Accountant